Massey Exploration Corp.
                             300, 508 24th Avenue SW
                             Calgary, Albert T2S 0K4
                                     Canada
                    Phone: (403) 228-9909 Fax: (403) 228-9908
                       email: masseyexploration@gmail.com


June 18, 2008

U.S. Securities and Exchange Commission
Mr. John W. Madison
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re: Massey Exploration Corp.
    Registration Statement on Form S-1
    Filed May 12, 2008
    File Number: 333-150821

Dear Mr. Madison:

This letter shall serve as the request of Massey Exploration Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, June 20, 2008, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We further acknowledge the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely,


/s/ Michael Hawitt
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Michael Hawitt, President